SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2008

Commission File Number 1-14926

KT Corporation

(Translation of registrant’s name into English)

206 Jungja-dong

Bundang-gu, Sungnam

Kyunggi-do

463-711

Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F      ✓            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      ✓

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: January 28, 2008
KT Corporation

By:	/s/ Thomas Bum Joon Kim
Name:	Thomas Bum Joon Kim
Title:	Managing Director

By:	/s/ Youngwoo Kim
Name:	Youngwoo Kim
Title:	Director

January 25, 2008

4th Quarter 2007

Preliminary Earnings Commentary

(KRX : 030200 / NYSE : KTC)

Disclaimer

This material contains estimated information of unaudited non-consolidated preliminary financial and operating data of KT Corporation (“KT” or “the company”) as of December 31, 2007 and forward-looking statements with respect to the financial condition, results of operations and business of KT. Statements that are not historical facts, including statements about KT’s beliefs and expectations, are forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties and other future results or performance expressed or implied by such forward-looking statements. Such forward-looking statements were based on current plans, estimates and perfections of KT and the political and economic environment in which KT will operate in the future and therefore you should not place undue reliance on them.

Therefore, KT does not make any representation or warranty, expressed or implied, as to the accuracy or completeness of the unaudited financial and operating data contained in this material and such information maybe materially different from the actual results or performance of KT. KT speaks only as of the date it is made, and KT undertakes no obligation to update publicly any of them in light of new information or future events.

The financial and operating data contained in this presentation have been rounded. Since affiliated companies have not finished accounting, estimated figures were used for the equity method gains/losses.

KT’s non-consolidated financial statements and report as of December 31, 2007 will be filed with the Financial Supervisory Service(FSS) and the Korea Exchange(KRX) in March 30, 2008.

If you have any questions in connection with the preliminary earnings, please contact Investor Relations Department of KT Corp.

Tel : 82-31-727-0950~59

Fax : 82-31-727-0949

E-mail: angelokim@kt.co.kr

1. Financial Highlights

A. Summary of Income Statement

(KRW bn)	2007	2007	QoQ		2006	YoY		2007
	4Q	3Q	Amount	Δ%	4Q	Amount	Δ%	Cumm.
Operating revenue	3,013.3	2,952.6	60.7	2.1%	2,968.3	45.0	1.5%	11,936.4
☐ Internet access	537.4	528.1	9.4	1.8%	535.8	1.6	0.3%	2,118.7
☐ Internet application	95.3	105.6	-10.2	-9.7%	68.9	26.4	38.3%	389.9
☐ Data	408.3	404.9	3.3	0.8%	397.5	10.7	2.7%	1,627.9
☐ Telephone	1,074.4	1,023.1	51.3	5.0%	1,053.3	21.2	2.0%	4,184.7
☐ LM	392.1	387.8	4.3	1.1%	425.1	-32.9	-7.7%	1,597.2
☐ Wireless	370.9	362.6	8.2	2.3%	349.1	21.8	6.2%	1,511.5
☐ Real estate	50.3	63.5	-13.2	-20.8%	52.0	-1.6	-3.1%	218.2
☐ Others	84.5	77.0	7.6	9.8%	86.6	-2.1	-2.4%	288.4
¡ SI	70.7	69.8	0.9	1.3%	76.6	-6.0	-7.8%	251.5
Operating expenses	2,816.8	2,620.6	196.2	7.5%	2,869.3	-52.5	-1.8	10,506.9
☐ Labor	652.5	706.3	-53.8	-7.6%	748.3	-95.8	-12.8%	2,639.0
☐ Commissions	196.0	168.4	27.6	16.4%	182.1	14.0	7.7%	697.2
☐ Sales commission	181.5	157.7	23.8	15.1%	183.3	-1.8	-1.0%	729.0
☐ Sales promotion	58.0	45.2	12.8	28.4%	59.5	-1.5	-2.6%	200.6
☐ Advertising	42.2	26.6	15.5	58.3%	30.4	11.7	38.5%	124.8
☐ Provision for doubtful accounts	12.8	-19.8	32.6	N/A	-14.1	27.0	N/A	12.8
☐ Depreciation	623.5	541.8	81.7	15.1%	630.7	-7.2	-1.1%	2,132.7
☐ Repairs & maintenance	69.9	64.1	5.8	9.0%	82.0	-12.1	-14.8%	210.6
☐ Cost of goods sold	142.4	124.3	18.2	14.6%	146.4	-4.0	-2.7%	625.2
☐ Cost of service provided	508.7	503.7	5.0	1.0%	492.5	16.2	3.3%	1,937.9
☐ R&D	88.9	63.0	26.0	41.2%	85.5	3.5	4.1%	260.4
☐ Others	240.3	239.3	1.0	0.4%	242.7	-2.4	-1.0%	936.4
Operating income	196.5	332.0	-135.5	-40.8%	99.0	97.5	98.5	1,429.5
Operating margin	6.5%	11.2%	-4.7% P		3.3%	3.2% P		12.0%
EBITDA(1)	819.9	873.8	-53.8	-6.2%	729.6	90.3	12.4%	3,562.2
EBITDA margin	27.2%	29.6%	-2.4% P		24.6%	2.6% P		29.8%
Non-operating income	49.0	111.9	-62.9	-56.2%	175.3	-126.3	-72.0%	415.6
Non-operating expenses	102.8	136.0	-33.1	-24.4%	117.0	-14.2	-12.1%	581.5
Ordinary income	142.7	308.0	-165.3	-53.7%	157.3	-14.6	-9.3%	1,263.7
Income tax expenses	27.2	55.3	-28.1	-50.8%	21.4	5.8	27.1%	295.4
Effective tax rate	19.1%	17.9%	1.1% P		13.6%	5.5% P		23.4%
Net income	115.5	252.7	-137.2	-54.3%	135.9	-20.4	-15.0%	968.2
EPS(2) (won)	559	1,070	-511	-47.8%	1,528	-969	-63.4%	4,684

(1)	EBITDA = Operating income + depreciation
(2)	EPS = Net income ÷ Weighted average of no. of shares outstanding

¡	Revenue:

-	Increase in QoQ revenue by KRW 60.7bn due to rise in telephone and internet access sales

-	Increase in YoY revenue by KRW 45bn mainly led by rise in internet application sales

¡	Operating Income:

-	Higher depreciation, provision for doubtful accounts and marketing costs led to a QoQ decrease of KRW 135.5bn

-	YoY increase of KRW 97.5bn due to decrease in labor costs

B. Summary of Balance Sheet

(KRW bn)	2007	2007	QoQ		2006	YoY
	4Q	3Q	Amount	Δ %	4Q	Amount	Δ%
Total assets	17,947.4	17,942.9	4.5	0.0%	17,962.3	-14.9	-0.1%
☐ Current assets	3,306.8	3,559.5	(252.8)	-7.1%	3,239.2	67.6	2.1%
¡Quick assets	3,184.7	3,462.9	(278.2)	-8.0%	3,146.2	38.5	1.2%
- Cash & Cash equivalents	1,229.2	1,220.3	8.9	0.7%	1,267.6	-38.4	-3.0%
¡ Inventories	122.1	96.7	25.4	26.3%	93.0	29.1	31.3%
☐ Non-current assets	14,640.6	14,383.4	257.3	1.8%	14,723.1	-82.5	-0.6%
¡ Investments and other non-current assets	3,752.3	3,726.6	25.7	0.7%	3,854.3	-102.0	-2.6%
- KTF shares	2,653.1	2,673.5	(20.5)	-0.8%	2,765.1	-112.1	-4.1%
- Long-term loans	66.3	94.7	(28.4)	-30.0%	187.6	-121.3	-64.7%
- Others	1,033.0	958.4	74.6	7.8%	901.6	131.4	14.6%
¡ Tangible assets	10,448.6	10,237.1	211.5	2.1%	10,398.1	50.5	0.5%
¡ Intangible assets	439.7	419.6	20.1	4.8%	470.8	-31.0	-6.6%
Total liabilities	9,044.0	9,045.3	(1.3)	0.0%	9,413.3	-369.2	-3.9%
☐ Current liabilities	2,978.1	2,984.9	(6.9)	-0.2%	3,270.2	-292.2	-8.9%
¡ Interest-bearing debts	438.0	590.2	(152.2)	-25.8%	709.7	-271.7	-38.3%
¡ Accounts payable	769.9	643.7	126.1	19.6%	657.4	112.5	17.1%
¡ Others	1,770.2	1,751.0	19.2	1.1%	1,903.2	-133.0	-7.0%
☐ Long-term liabilities	6,065.9	6,060.4	5.6	0.1%	6,143.0	-77.1	-1.3%
¡ Interest-bearing debts	4,643.9	4,620.8	23.1	0.5%	4,729.4	-85.5	-1.8%
¡ Installation deposit	841.4	858.1	(16.8)	-2.0%	907.5	-66.2	-7.3%
¡ Others	580.7	581.5	(0.8)	-0.1%	506.1	74.6	14.7%
Total shareholders’ equity	8,903.4	8,897.6	5.8	0.1%	8,549.1	354.3	4.1%
☐ Common stock	1,561.0	1,561.0	0.0	0.0%	1,561.0	0.0	0.0%
☐ Capital surplus	1,440.8	1,440.8	0.0	0.0%	1,440.9	-0.1	0.0%
☐ Retained earnings	9,709.6	9,699.0	10.7	0.1%	9,353.9	355.7	3.8%
☐ Capital adjustments	(3,815.8)	(3,816.0)	0.3	N/A	(3,817.7)	1.9	N/A
¡ Treasury stock	(3,825.7)	(3,825.7)	0.0	N/A	(3,826.6)	0.9	N/A
¡ Gain(loss) on valuation of investment securities	11.4	12.9	(1.5)	-11.4%	13.2	-1.8	-13.6%
¡ Others	(1.5)	(3.3)	1.7	N/A	(4.4)	2.8	N/A
☐ Others	7.8	12.9	(5.1)	-39.6%	11.0	-3.2	-29.2%
Total interest-bearing debt	5,081.9	5,211.0	(129.1)	-2.5%	5,439.1	-357.2	-6.6%
Net debt	3,852.7	3,990.7	(138.0)	-3.5%	4,171.5	-318.8	-7.6%
Net debt / Total shareholders’ equity	43.3%	44.9%	-1.6% P		48.8%	-5.5% P

¡	Assets: Decrease in accounts receivables and non-trade receivables resulted in QoQ decrease of KRW 252.8bn

¡	Liabilities: Redemption of borrowings resulted in QoQ and YoY decrease in total liabilities

¡	Shareholders’ Equity: QoQ increase in shareholders’ equity due to rise in 4Q net income

2. Operating Results

A. Internet Revenue

	2007	2007	QoQ		2006	YoY		2007
(KRW bn)	4Q	3Q	Amount	Δ%	4Q	Amount	Δ%	Cumm.
Internet access	537.4	528.1	9.4	1.8%	535.8	1.6	0.3%	2,118.7
☐ Broadband	532.5	529.1	3.4	0.7%	532.2	0.3	0.1%	2,116.9
¡ Megapass	506.5	506.8	-0.3	-0.1%	518.4	-11.9	-2.3%	2,037.0
¡ Nespot	9.0	9.4	-0.5	-4.8%	13.6	-4.6	-34.0%	43.3
¡ WiBro	17.0	12.8	4.2	32.9%	0.2	16.8	N/A	36.6
☐ Others	4.9	-1.0	5.9	N/A	3.6	1.3	35.5%	1.8
Internet application	95.3	105.6	-10.2	-9.7%	68.9	26.4	38.3%	389.9
☐ IDC	42.5	44.9	-2.4	-5.4%	30.6	11.9	38.9%	168.7
☐ Bizmeka	28.0	33.5	-5.5	-16.4%	16.1	11.9	73.6%	118.3
☐ Others	24.9	27.2	-2.3	-8.5%	22.2	2.6	11.8%	102.9

¡	Megapass: QoQ and YoY decrease in revenue from decrease in subscribers and from modem rental fee expiration for customers exceeding 3 years subscription as well as long-term customer discounts

¡	Nespot: QoQ and YoY decrease in revenue due to decreased handset sales and decrease in subscribers

¡	Internet application: QoQ decline from decrease in one-time sales and YoY increase in revenue due to rise in demand for IDC and Bizmeka

B. Data Revenue

	2007	2007	QoQ		2006	YoY		2007
(KRW bn)	4Q	3Q	Amount	Δ%	4Q	Amount	Δ%	Cumm.
Data	408.3	404.9	3.3	0.8%	397.5	10.7	2.7%	1,627.9
☐ Leased line	277.4	274.3	3.0	1.1%	269.4	8.0	3.0%	1104.7
¡ Local	118.3	115.4	3.0	2.6%	113.6	4.7	4.2%	469.8
¡ Domestic long distance	83.3	84.4	-1.1	-1.2%	82.0	1.3	1.6%	335.9
¡ International long distance	7.1	4.4	2.7	61.4%	6.1	1.0	16.4%	20.4
¡ Broadcasting & others	68.6	70.1	-1.6	-2.3%	67.7	0.9	1.3%	278.6
☐ Data leased line	35.7	35.3	0.3	0.9%	31.5	4.2	13.2%	137.1
¡ Packet data	1.7	2.1	-0.3	-15.4%	2.2	-0.5	-20.8%	8.0
¡ National network ATM	19.8	19.9	-0.1	-0.3%	16.9	2.9	17.3%	76.0
¡ VPN	14.1	13.4	0.7	5.0%	12.4	1.7	13.6%	53.0
☐ Kornet	61.4	63.4	-2.0	-3.2%	56.6	4.7	8.4%	255.3
☐ Satellite	25.3	25.0	0.3	1.2%	27.4	-2.1	-7.8%	102.9
☐ Others	8.6	6.9	1.7	24.1%	12.6	-4.0	-31.6%	27.9

C. Telephone Revenue

	2007	2007	QoQ		2006	YoY		2007
(KRW bn)	4Q	3Q	Amount	Δ%	4Q	Amount	Δ%	Cumm.
Telephone revenue	1,074.4	1,023.1	51.3	5.0%	1,053.3	21.2	2.0%	4,184.7
☐ Subscriber connection	344.9	345.0	0.0	0.0%	363.0	-18.0	-5.0%	1386.9
¡ Subscription fee	10.5	10.2	0.3	3.2%	10.5	0.0	-0.1%	43.5
¡ Basic monthly fee	272.4	274.1	-1.7	-0.6%	278.1	-5.7	-2.1%	1098.5
¡ Installlation	8.7	7.5	1.2	16.7%	9.5	-0.8	-8.5%	34.2
¡ Interconnection	53.4	53.3	0.1	0.2%	64.9	-11.5	-17.7%	210.7
☐ Local	228.1	228.1	0.0	0.0%	222.5	5.6	2.5%	933.1
¡ Usage	151.8	151.5	0.3	0.2%	166.1	-14.3	-8.6%	626.2
¡ Interconnection	23.8	24.0	-0.2	-0.9%	4.0	19.8	497.4%	97.8
¡ Others	52.6	52.6	-0.1	-0.1%	52.4	0.1	0.2%	209.0
☐ Domestic long distance	159.8	158.7	1.1	0.7%	167.0	-7.2	-4.3%	646.8
¡ Usage	150.5	149.7	0.7	0.5%	162.8	-12.3	-7.6%	613.4
¡ Interconnection	9.0	8.8	0.2	2.4%	4.0	5.0	124.7%	32.3
¡ Others	0.4	0.3	0.1	57.2%	0.3	0.1	56.6%	1.1
☐ International long distance	44.5	48.7	-4.1	-8.5%	50.1	-5.5	-11.0%	195.1
☐ International settlement	47.1	35.3	11.8	33.5%	37.5	9.6	25.5%	167.7
☐ VoIP	9.1	7.6	1.5	20.1%	7.7	1.4	18.2%	32.3
☐ VAS	98.7	94.5	4.2	4.5%	100.1	-1.4	-1.4%	379.7
☐ Public telephone	14.1	14.7	-0.7	-4.4%	21.9	-7.8	-35.7%	58.5
☐ 114 phone directory service	28.5	30.2	-1.7	-5.5%	29.4	-0.9	-3.1%	119.4
☐ Others	99.5	60.4	39.1	64.8%	54.0	45.5	84.3%	265.2

¡	Local, DLD: YoY decline in revenue from fall in subscribers and traffic

¡	International settlement: QoQ and YoY increase due to increase in international traffic

¡	Others: Increase in international ISDN demand led to a QoQ and YoY increase

D. LM (Land to Mobile) Interconnection Revenue

(KRW bn)	2007	2007	QoQ		2006	YoY		2007
	4Q	3Q	Amount	Δ%	4Q	Amount	Δ%	Cumm.
LM Revenue	392.1	387.8	4.3	1.1%	425.1	-32.9	-7.7%	1,597.2
LM interconnection cost	206.2	195.7	10.5	5.4%	219.9	-13.8	-6.3%	797.5

¡	LM Revenue: YoY decline due to decrease in subscribers and traffic

¡

LM Interconnection cost: It takes approximately two months for operators to verify the actual volume of LM traffic. Thus figures for 2 months every quarter are based on estimation, resulting in disparity with actual traffic volume

E. Wireless Revenue

(KRW bn)	2007	2007	QoQ		2006	YoY		2007
	4Q	3Q	Amount	Δ%	4Q	Amount	Δ%	Cumm.
Wireless revenue	370.9	362.6	8.2	2.3%	349.1	21.8	6.2%	1,511.5
☐ PCS resale	364.9	358.1	6.8	1.9%	326.6	38.3	11.7%	1,479.8
¡ PCS service	255.6	251.0	4.6	1.8%	233.2	22.4	9.6%	989.9
¡ Handset sales	109.3	107.1	2.2	2.0%	93.4	15.9	17.0%	489.9
☐ Others	5.9	4.5	1.5	33.0%	22.5	-16.6	-73.6%	31.6

¡	Wireless revenue : QoQ and YoY increase due to rise in PCS service and handset sales

F. Operating Expenses

	2007	2007	QoQ		2006	YoY		2007
(KRW bn)	4Q	3Q	Amount	Δ%	4Q	Amount	Δ%	Cumm.
Labor	652.5	706.3	-53.8	-7.6%	748.3	-95.8	-12.8%	2,639.0
☐ Salaries & wages	465.4	506.5	-41.1	-8.1%	574.1	-108.7	-18.9%	1,860.2
☐ Employee benefits	118.7	110.2	8.5	7.7%	111.6	7.1	6.4%	453.0
☐ Provision for retirement	68.5	89.7	-21.2	-23.6%	62.6	5.8	9.3%	325.9
Commissions	196.0	168.4	27.6	16.4%	182.1	14.0	7.7%	697.2
Marketing expenses	281.7	229.6	52.1	22.7%	273.3	8.4	3.1%	1,054.4
☐ Sales commission	181.5	157.7	23.8	15.1%	183.3	-1.8	-1.0%	729.0
☐ Sales promotion	58.0	45.2	12.8	28.4%	59.5	-1.5	-2.6%	200.6
☐ Advertising	42.2	26.6	15.5	58.3%	30.4	11.7	38.5%	124.8
Provision for doubtful accounts	12.8	-19.8	32.6	N/A	-14.1	27.0	N/A	12.8
Depreciation	623.5	541.8	81.7	15.1%	630.7	-7.2	-1.1%	2,132.7
Repairs and Maintenance	69.9	64.1	5.8	9.0%	82.0	-12.1	-14.8%	210.6
Cost of goods sold	142.4	124.3	18.2	14.6%	146.4	-4.0	-2.7%	625.2
☐ PCS handset cost	122.9	109.6	13.3	12.1%	89.4	33.5	37.5%	523.8
☐ PDA, WLAN card, others	19.6	14.7	4.9	33.1%	57.1	-37.5	-65.7%	101.4
Cost of service provided	508.7	503.7	5.0	1.0%	492.5	16.2	3.3%	1,937.9
☐ Cost of service	240.3	247.9	-7.6	-3.1%	229.6	10.8	4.7%	916.9
¡ PCS resale network cost to KTF	132.7	126.2	6.5	5.1%	121.3	11.4	9.4%	500.7
¡ SI service cost	68.5	65.9	2.7	4.0%	73.3	-4.8	-6.5%	246.0
¡ Others	39.1	55.8	-16.7	-30.0%	35.0	4.1	11.7%	170.2
☐ International settlement cost	57.0	53.6	3.4	6.3%	42.5	14.4	33.9%	199.4
☐ LM interconnection cost	206.2	195.7	10.5	5.4%	219.9	-13.8	-6.3%	797.5
☐ Others	5.3	6.6	-1.3	-20.2%	0.5	4.8	937.5%	24.0
R&D	88.9	63.0	26.0	41.2%	85.5	3.5	4.1%	260.4
Others	240.3	239.3	1.0	0.4%	242.7	-2.4	-1.0%	936.4
CAPEX*	876.2	535.3	340.9	63.7%	871.0	5.2	0.6%	2,228.9

*	3Q 07 CAPEX has been finalized at KRW 535.3bn (Announced as KRW 507.3bn at 3Q preliminary earnings results)

¡	Labor: QoQ and YoY decrease, mainly due to recognition of increased salary as a result of wage negotiations in 3Q ‘07 and partial early recognition of annual incentive payments in 4Q ‘06.

¡	Marketing expenses: QoQ and YoY increase due to increase in PCS resale subscribers and promotion of new services

¡	Provision for doubtful accounts: Conservative year-end provision for doubtful accounts resulted in QoQ and YoY increase

¡	Depreciation: QoQ increase due to increase in depreciable assets

¡	COGS: Rise in QoQ COGS due to increased PCS subscribers and PCS hanset costs

¡	Cost of service provided: QoQ and YoY increase from rise in PCS resale network costs from increased PCS subscribers

G. Non-operating Income

	2007	2007	QoQ		2006	YoY		2007
(KRW bn)	4Q	3Q	Amount	Δ%	4Q	Amount	Δ%	Cumm.
Non-operating income	49.0	111.9	-62.9	-56.2%	175.3	-126.3	-72.0%	415.6
☐ Gains on disposition of investments	2.2	0.0	2.2	N/A	44.8	-42.6	-95.0%	2.2
☐ Gains on disposition of tangible assets	1.7	0.9	0.7	79.8%	1.0	0.6	57.6%	16.1
☐ Interest income	41.9	24.3	17.6	72.3%	18.1	23.8	131.9%	117.7
☐ FX transaction gain	1.5	1.0	0.5	49.1%	3.8	-2.3	-60.6%	4.0
☐ FX translation gain	-12.3	10.5	-22.7	N/A	23.7	-35.9	N/A	4.1
☐ Gain on equity method	15.3	15.6	-0.3	-2.0%	10.8	4.5	42.1%	64.4
☐ Others	-1.3	59.6	-60.9	N/A	73.3	-74.5	N/A	207.1

¡	Interest gain : QoQ and YoY increase due to rise in retirement insurance and interest rate

¡	FX translation gain: Due to depreciation of KRW against USD. 3Q FX translation gain was deducted

¡	Others: QoQ and YoY decrease due to decrease in gains of income tax refund and reversal of provision for doubtful accounts

H. Non-operating Expenses

	2007	2007	QoQ		2006	YoY		2007
(KRW bn)	4Q	3Q	Amount	Δ%	4Q	Amount	Δ%	Cumm.
Non-operating expenses	102.8	136.0	-33.1	-24.4%	117.0	-14.2	-12.1%	581.5
☐ Interest expense	74.6	77.3	-2.7	-3.5%	79.2	-4.6	-5.8%	309.8
☐ FX transaction loss	1.8	1.1	0.8	74.6%	2.5	-0.6	-25.4%	5.3
☐ FX translation loss	12.5	1.6	10.9	694.8%	3.3	9.2	279.4%	14.8
☐ Loss on equity method	17.5	17.4	0.1	0.4%	14.3	3.2	22.3%	60.3
☐ Loss on disposition of fixed assets	20.8	5.8	15.1	260.6%	24.9	-4.0	-16.2%	43.4
☐ Others	-24.4	32.9	-57.3	N/A	-7.1	-17.4	N/A	147.8

¡	FX translation loss: Depreciation of KRW against USD compared to 3Q resulted in translation loss for foreign bonds

¡

Others: Additional corporate income tax for prior periods recognized in 2Q ‘07(KRW 54.3bn) following changes in accounting standards was recognized in 4Q as corporate income tax, resulting in a QoQ decline

Appendix: Factsheet

Broadband

	Dec-06	Mar-07	Apr-07	May-07	Jun-07	Jul-07	Aug-07	Sep-07	Oct-07	Nov-07	Dec-07
Broadband Subs	6,352,542	6,449,729	6,492,321	6,515,008	6,522,631	6,512,848	6,511,779	6,522,080	6,520,022	6,513,293	6,515,541
Net Addition	4,817	36,334	42,592	22,687	7,623	-9,783	-1,069	10,301	-2,058	-6,729	2,248
o Megapass Lite	4,937,187	5,106,874	5,424,229	5,437,207	5,430,552	5,399,162	5,385,578	5,368,990	5,344,715	5,317,444	5,295,715
o Megapass Premium	604,485	579,580	258,690	262,392	264,185	272,291	267,596	270,462	273,295	275,144	277,399
o Megapass Special	8,204	7,739	32,237	35,463	36,641	38,366	38,873	40,161	41,754	43,623	45,383
o Megapass Ntopia	802,666	755,536	777,165	779,946	791,253	803,029	819,732	842,467	860,258	877,082	897,044

Broadband M/S

KT	45.2%	45.3%	45.4%	45.4%	45.2%	45.0%	44.8%	44.7%	44.5%	44.3%	44.3%
Hanaro	25.7%	25.6%	25.5%	25.5%	25.5%	25.5%	25.4%	25.3%	25.2%	25.1%	24.9%
Powercomm	8.6%	9.3%	9.8%	10.1%	10.3%	10.5%	10.7%	10.9%	11.1%	11.4%	11.7%
Dacom	0.8%	0.7%	0.7%	0.6%	0.6%	0.6%	0.6%	0.5%	0.5%	0.5%	0.5%
SO	16.6%	17.0%	17.0%	17.1%	17.2%	17.2%	17.3%	17.4%	17.5%	17.6%	17.5%
Others	3.0%	2.0%	1.7%	1.3%	1.2%	1.2%	1.2%	1.2%	1.1%	1.1%	1.1%

WLAN

	Dec-06	Mar-07	Apr-07	May-07	Jun-07	Jul-07	Aug-07	Sep-07	Oct-07	Nov-07	Dec-07
WLAN Subs	470,855	450,147	447,858	446,719	432,068	422,315	421,020	419,228	411,653	406,475	401,831
o NESPOT Family	185,599	172,750	168,455	164,790	161,301	157,590	154,327	152,040	148,815	145,657	143,049
o NESPOT Solo	38,260	38,130	37,960	37,684	37,372	37,183	37,024	36,675	36,286	35,925	35,645
o NESPOT Pop	138,436	124,092	121,157	117,223	113,037	108,522	106,235	104,678	100,928	98,307	96,429
o NESPOT Biz	67,091	66,033	68,713	68,563	68,620	67,567	69,195	72,151	71,369	71,567	70,965
o NESPOT Play	13,792	13,143	13,238	18,096	9,103	6,735	8,241	6,643	6,329	6,112	5,235
o NESPOT Home	27,677	35,999	38,335	40,363	42,635	44,718	45,998	47,041	47,926	48,907	50,508

Leased Lines

	Dec-06	Mar-07	Apr-07	May-07	Jun-07	Jul-07	Aug-07	Sep-07	Oct-07	Nov-07	Dec-07
Leased Lines	400,196	398,461	396,959	396,692	396,227	398,281	398,767	394,305	395,629	395,128	396,794
o Local leased line	368,693	367,169	366,925	366,663	366,334	367,524	368,432	363,682	365,805	365,602	367,021
o DLD leased line	31,283	31,062	29,751	29,730	29,523	30,362	29,954	30,262	29,460	29,273	29,515
o International leased line	112	130	130	146	145	149	152	156	157	157	159
o Broadcasting leased line	108	100	153	153	225	246	228	205	208	96	99
Internet Leased Lines	56,619	58,598	57,293	60,231	61,103	61,416	62,390	63,482	63,964	63,499	63,876

Fixed-line

	Dec-06	Mar-07	Apr-07	May-07	Jun-07	Jul-07	Aug-07	Sep-07	Oct-07	Nov-07	Dec-07
Local ('000)	20,331	20,281	20,266	20,259	20,219	20,180	20,153	20,117	20,064	20,018	19,98 0
Domestic Long Distance ('000)	18,688	18,713	18,725	18,749	18,740	18,730	18,719	18,697	18,658	18,599	18,57 1
* Ann ('000)	1,747	1,882	1,958	2,020	2,095	2,126	2,171	2,214	2,252	2,282	2,308
* Ringo ('000)	3,766	3,809	3,664	3,785	3,779	3,791	3,774	3,783	3,610	3,605	3,843
* Caller ID Users ('000)	5,315	5,403	5,438	5,478	5,503	5,510	5,525	5,538	5,538	5,532	5,538
* My Style(Local) ('000)	335	671	775	834	928	1,007	1,053	1,075	1,060	1,044	1,022
* My Style(DLD) ('000)	312	614	707	757	834	898	931	951	936	920	897

Fixed-line M/S

Local M/S (subscriber base)	92.2%	91.7%	91.6%	91.5%	91.4%	91.3%	91.1%	91.0%	90.8%	90.6%	90.4%
DLD (revenue base)	85.6%	85.6%	85.6%	85.7%	85.7%	85.7%	85.6%	85.6%	85.5%	85.4%	85.4%

Reference Data

	Dec-06	Mar-07	Apr-07	May-07	Jun-07	Jul-07	Aug-07	Sep-07	Oct-07	Nov-07	Dec-07
Population ('000)	48,378	48,418	48,431	48,444	48,457	48,457	48,457	48,457	48,457	48,457	48,457
Number of Household	15,989	16,194	16,194	16,194	16,194	16,194	16,194	16,194	16,194	16,194	16,194